Filed pursuant to Rule 424(b)(3)

Registration No. 333-266465

PROSPECTUS SUPPLEMENT NO. 8

(to Prospectus dated August 8, 2022)

ProFrac Holding Corp.

Up to 1,545,575 shares of Class A common stock

This prospectus supplement supplements the prospectus dated August 8, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-266465). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 20, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale by the selling stockholders identified in the Prospectus (the “Selling Stockholders”), or their permitted transferees, of up to 1,545,575 shares of Class A common stock of ProFrac Holding Corp., a Delaware corporation. We will not receive any of the proceeds from such sales of the shares of our Class A common stock by the Selling Stockholders.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A common stock and public warrants are listed on the Nasdaq Global Select Market under the symbols “ACDC” and “ACDCW.” The last reported sales price of our Class A common stock and public warrants on the Nasdaq Global Select Market on January 20, 2023 was $22.27 per share and $0.0301 per warrant, respectively.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 36 of the Prospectus to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 23, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 20, 2023

ProFrac Holding Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41388	87-2424964
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

333 Shops Boulevard, Suite 301 Willow Park, Texas	76087
(Address of principal executive offices)	(Zip Code)

(254) 776-3722

(Registrant’s telephone number, including area code)

Not Appliable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Class A common stock, par value $0.01 per share	ACDC	The Nasdaq Global Select Market
Warrants, each 124.777 warrants exercisable for one share of Class A common stock at an exercise price of $717.47 per share	ACDCW	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

Reference is made to that certain Term Loan Credit Agreement, dated as of March 4, 2022, by and among ProFrac Holdings II, LLC, as borrower (“ProFrac II LLC”), ProFrac Holdings, LLC, as a guarantor (“ProFrac Holdings”), the lenders and other guarantors party thereto, and Piper Sandler Finance LLC, as the agent and collateral agent for the lenders (as amended by the First Amendment to Term Loan Credit Agreement, dated as of July 25, 2022, the Second Amendment, Consent and Limited Waiver to Term Loan Credit Agreement, dated as of November 1, 2022, and the Third Amendment, Consent and Limited Waiver to Term Loan Credit Agreement, dated as of December 30, 2022, the “Amended Term Loan Agreement”). The material terms of the Amended Term Loan Agreement have previously been described in ProFrac Holding Corp.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the Securities and Exchange Commission (“SEC”) on June 24, 2022, and Current Reports on Form 8-K filed with the SEC on July 29, 2022, November 1, 2022, and January 6, 2023, and such descriptions are incorporated herein by reference.

On January 20, 2023, certain of the existing and new term lenders under the Amended Term Loan Agreement funded ProFrac II LLC’s request for $70 million of Delayed Draw Term B Loans (as defined in the Amended Term Loan Agreement) (the “Second Term B Loan Delayed Draw”). After giving effect to the Second Term B Loan Delayed Draw, there was approximately $669 million outstanding under the Amended Term Loan Agreement, and no additional amount of Delayed Draw Term B Loans were available thereunder.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PROFRAC HOLDING CORP.

By:	/s/ Lance Turner
Name:	Lance Turner
Title:	Chief Financial Officer

Date: January 23, 2023